Exhibit 12

ONEOK Partners, L.P.
Computation of Ratio of Earnings to Fixed Charges

	Years Ended December 31,
(Unaudited)	2010	2009	2008	2007	2006
	(Thousands of dollars)

Fixed Charges, as defined
Interest on long-term debt	$202,968	$207,684	$172,810	$146,046	$136,533
Other interest	2,624	12,136	12,426	4,714	439
Amortization of debt discount, premium and expense	2,547	2,337	1,942	1,765	(2,294)
Interest on lease agreements	1,484	3,641	6,341	6,392	5,605
Total Fixed Charges	209,623	225,798	193,519	158,917	140,283
Earnings before income taxes and undistributed income of equity method investees	479,636	468,611	618,848	417,305	501,595
Earnings available for fixed charges	$689,259	$694,409	$812,367	$576,222	$641,878
Ratio of earnings to fixed charges	3.29	3.08	4.20	3.63	4.58

For purposes of computing the ratio of earnings to fixed charges, "earnings" consists of pre-tax income from continuing operations before adjustment for income or loss from equity investees plus fixed charges and distributed income of equity investees, less interest capitalized. "Fixed charges" consists of interest charges, the amortization of debt discounts and issue costs and the representative interest portion of operating leases.